UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ONCBIOMUNE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68235A 101

(CUSIP Number)

Robert L. Elliott, Jr.

c/o OncBioMune Pharmaceuticals, Inc.

11441 Industriplex Blvd., Suite 190

Baton Rouge, LA 70809

(225) 227-2384

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68235A 101	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ROBERT L. ELLIOTT, JR.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 16,926,079
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 16,926,079
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,926,079
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

[1] 1 This percentage is calculated based on 54,342,633 shares of common stock outstanding as of November 10, 2015.

CUSIP No. 68235A 101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the common stock of OncBioMune Pharmaceuticals, Inc. The issuer’s principal executive offices are located at 11441 Industriplex Blvd., Suite 190, Baton Rouge, LA 70809.

Item 2. Identity and Background.

(a) Robert L. Elliott, Jr.

(b) Business Address: c/o OncBioMune Pharmaceuticals, Inc., 11441 Industriplex Blvd., Suite 190, Baton Rouge, LA 70809.

(c) The reporting person’s principal business is chief medical officer (a non-executive officer position) of OncBioMune Pharmaceuticals, Inc.

(d) Criminal Proceedings: None

(e) Civil Proceedings: None

(f) Citizenship: United States

Item 3. Source or Amount of Funds or Other Consideration.

Effective as of September 2, 2015, the Issuer closed the exchange (the “Exchange”) pursuant to that certain share exchange agreement dated as of June 22, 2015, as amended, among the Issuer, OncBioMune, Inc. (“ONC”) and the ONC stockholders, including Dr. Elliott (the “Exchange Agreement”). On September 2, 2015, pursuant to the terms of the Exchange Agreement, the Issuer issued 17,951,079 shares of its common stock to Dr. Elliott in exchange for all of Dr. Elliott’s ONC common stock. As a result of the Exchange, the ONC stockholders became stockholders of the Issuer and ONC became a wholly-owned subsidiary of the Issuer. Subsequently, on September 2, 2015, Dr. Elliott sold 1,025,000 of such shares to a third party in a private transaction.

Item 4. Purpose of Transaction.

Effective September 2, 2015, in connection with the Exchange, the Issuer became a biotechnology company specializing in innovative cancer therapies and changed its fiscal year end from February 28 to December 31.

In accordance with the terms of the Exchange Agreement, Constantin Dietrich resigned as the Issuer’s President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and sole director on September 2, 2015. Mr. Dietrich’s resignation was not as a result of any disagreements with the Issuer. In addition, each of Jonathan F. Head, Ph. D., Robert L. Elliott, M.D., and Andrew Kucharchuk were appointed as members of the Issuer’s board of directors, effective September 2, 2015. The following individuals were also appointed to the respective offices set forth next to their names:

●	Jonathan F. Head, Ph. D. - Chief Executive Officer

●	Robert L. Elliott, Jr., M.D. - Chief Medical Officer (not an executive officer position)

●	Andrew Kucharchuk - Chief Financial Officer and President

The reporting person intends to participate in and influence the affairs of the Issuer as a director of the Issuer and with respect to his voting rights associated with his shares of common stock. The reporting person’s voting power is 31.1%. Except as set forth herein, the reporting person does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

CUSIP No. 68235A 101	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a)	The reporting person beneficially owns 16,926,079 shares of common stock, representing approximately 31.1% of the outstanding shares of common stock. The foregoing percentage is calculated based on 54,342,633 shares of common stock outstanding as of November 10, 2015.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. The reporting person has sole voting power and sole dispositive power over the shares of common stock, and does not have shared voting power or shared dispositive power over any shares of common stock.

(c)	Except as set forth herein, the reporting person did not effect any transactions in the issuer’s common stock since July 4, 2015.
Effective as of September 2, 2015, the Issuer closed the Exchange pursuant to the Exchange Agreement. On September 2, 2015, pursuant to the terms of the Exchange Agreement, the Issuer issued 17,951,079 shares of its common stock to Dr. Elliott in exchange for all of Dr. Elliott’s ONC common stock. As a result of the Exchange, the ONC stockholders became stockholders of the Issuer and ONC became a wholly-owned subsidiary of the Issuer. Subsequently, on September 2, 2015, Dr. Elliott sold 1,025,000 of such shares to a third party, in consideration for the receipt of $0.001 per share, in a private transaction.

(d)	Other than the reporting person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares that are the subject of this statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 herein is incorporated herein by reference. The reporting person: (i) holds no options to purchase shares of common stock, (ii) has no interest in any other securities of the issuer, except that he holds shares of the Issuer’s preferred stock, and (iii) is not a party to an agreement in which it shall receive additional securities of the issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit A –

Share Exchange Agreement dated as of June 23, 2015 by and among Quint Media Inc., OncBioMune, Inc. and the shareholders of OncBioMune, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2015).

Exhibit B –

Amendment #1 to Share Exchange Agreement effective as of September 2, 2015 by and among the Registrant, OncBioMune, Inc. and the shareholders of OncBioMune, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2015).

CUSIP No. 68235A 101	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2016

/s/ Robert L. Elliott, Jr.
Robert L. Elliott, Jr.